Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following summary describes the capital stock of Inno Holdings Inc. (the “Company”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of formation and amended and restated bylaws, as amended, copies of which have been filed with the Securities and Exchange Commission, and applicable law. For a complete description of the matters set forth in this “Description of Securities,” you should refer to our amended and restated certificate of formation, amended and restated bylaws, and to the applicable provisions of Texas law.

General

The Company is authorized to issue one class of stock. The total number of shares of stock which the Company is authorized to issue is 100,000,000 shares of capital stock, all of which are common stock, which 20,751,726 shares of which are issued and outstanding. As of January 11, 2024, there were 4 holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of the Company’s common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Rights. Subject to limitations under Texas law, holders of the Company’s common stock may receive dividends or other distributions, if any, as may be declared by the Company’s board of directors out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities.

Other Matters. All of the outstanding shares of the Company’s common stock are fully paid and non-assessable.

Registration Rights Agreement

Pursuant to an Investors’ Rights Agreement by and between us and certain investors, we are obligated to register for resale the total registrable shares of common stock of such investors. We must register such shares within one hundred eighty (180) days after the effective date of the registration statement for the Company’s initial public offering and if the Company receives a request from 50% of the registerable common stock. We must also file a Form S-3 registration statement after eligibility if the Company receives a request from 50% of the registerable common stock.

Anti-takeover Effects of Certain Provisions of Our Shareholders Agreement, Bylaws and Texas Law

Our shareholders agreement, amended and restated bylaws and the Texas Business Organizations Code (“TBOC”) contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

Exclusive Forum

Our amended and restated bylaws provide that the state or federal courts located in Harris County, Texas will be the exclusive forum for: (i) any actual or purported derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty by any of our current or former directors or officers; (iii) any action asserting a claim against us or our current or former directors or officers arising pursuant to the Texas Business Organizations Code, or the TBOC, our amended and restated certificate of formation, or our amended and restated bylaws; or (iv) any action asserting a claim against us or our current or former officers or directors that is governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to this provision of our amended and restated bylaws. This provision does not apply to claims brought under the Securities Act or the Exchange Act. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Capital stock

Texas law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which apply so long as our securities are listed on the Nasdaq, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes.

Our board of directors may generally issue shares of common stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of common stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved shares of common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Vacancies

Our amended and restated certificate of formation provides that directors may be removed only for cause. In addition, our amended and restated certificate of formation also provides that any vacancy occurring in our board of directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of a majority of the directors then in office (even if the remaining directors constitute less than a quorum of the board of directors), and any director so chosen shall hold office for the remainder of the term to which the director has been selected and until such director’s successor shall have been elected and qualified.

No cumulative voting

Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. Our certificate of formation does not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special shareholder meetings

Our amended and restated certificate of formation provides that special meetings of our shareholders may be called at any time by the board of directors, the chairman of the board of directors or the chief executive officer of the Company. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for advance notification of director nominations and shareholder proposals

Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of individuals for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 75 days nor more than 100 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. However, if the date of the annual meeting is advanced more than 30 days prior to the anniversary date or delayed more than 60 days after the anniversary date, then to be timely the notice must be received by the Company no later than 70 days prior to the date of the annual meeting or the close of business on the 7th day following the earlier of the date on which notice of the annual meeting was first mailed or the date on which the meeting date is announced publicly. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. Our Bylaws allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Shareholder action by written consent

Our shareholders agreement provides that any action required or permitted to be taken at a meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders.

Amendment and restatement of bylaws

Our amended and restated bylaws provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Texas and our amended and restated certificate of formation.

The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ rights of appraisal and payment

Under the TBOC, with certain exceptions, our shareholders will have appraisal rights in connection with a merger, a sale of all or substantially all of our assets, an interest exchange or a conversion. Pursuant to the TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of our assets, interest exchange or conversion will have the right to receive payment of the fair value of their shares as agreed to between the shareholder and the Company or, if they are unable to reach agreement, as determined by the State District Court in Brookshire, Texas.

Shareholders’ derivative actions

Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action (i) is a holder of our shares at the time of the transaction to which the action relates or such shareholder became a shareholder by operation of law from a person that was a shareholder at the time of the transaction to which the action relates and (ii) fairly and adequately represents the interests of the Company in enforcing the right of the Company.

Right of first refusal

Under the shareholders agreement, our shareholders grant us a right of first refusal to purchase all or any portion of transfer stock that any shareholder may propose to transfer. These provisions are designed to reduce our vulnerability to having unfamiliar individuals hold shares of our Company’s stock, which safeguards our financial and ownership interests.

Limitations on liability and indemnification of officers and directors

The TBOC authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties (other than breaches of the directors’ duty of loyalty to corporations or their shareholders), subject to certain exceptions. Our amended and restated bylaws include a provision that limits the personal liability of directors for monetary damages for an act or omission in the director’s capacity as a director to the fullest extent permitted by Texas law. However, exculpation will not apply to any director if the director has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions, derived an improper benefit from his or her actions as a director or engaged in an act or omission for which the liability of the director is expressly provided by an applicable statute.

The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

As of January 16, 2024, there is no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Business combinations

Under Title 2, Chapter 21, Subchapter M of the TBOC, we may not engage in certain “business combinations” with any “affiliated shareholder,” or any affiliate or associate of the affiliated shareholder for a three-year period following the time that the shareholder became an affiliated shareholder, unless:

●	prior to such time, our board of directors approved either the business combination of the transaction which resulted in the shareholder becoming an affiliated shareholder; or

●	not less than six months after the affiliated shareholders’ share acquisition date, the business combination is approved by the affirmative vote at a meeting, and not by written consent, of holders of at least 2/3 of our outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

Generally, a “business combination” includes a merger, asset or stock sale or other similar transaction. Subject to certain exceptions, an “affiliated shareholder” is a person who beneficially owns (as determined pursuant to Title 2, Chapter 21, Subchapter M of the TBOC), or within the previous three years beneficially owned, 20% or more of our outstanding voting shares. For purposes of this section only, “voting share” has the meaning given to it in Title 2, Chapter 21, Subchapter M of the TBOC.

Under certain circumstances, this provision will make it more difficult for a person who would be an “affiliated shareholder” to effect various business combinations with our Company for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in such shareholder becoming an affiliated shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC., 18 Lafayette Place, Woodmere, New York 11598. Their phone number is (212) 828-8436.

Listing

Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol “INHD.”